                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board examines preliminary first-half 2005 results

In application of IAS/IFRS standards, TI Media’s Internet operations (Tin.it and Virgilio) - sold to Telecom Italia on June 1, 2005 - have been entered onto the accounts as “discontinued operations”. Operational data from these businesses are no longer consolidated (revenues, EBITDA and operating income), but impact the net result after tax and the net financial position for the first five months of the year. Consequently, the Telecom Italia Media Group operating figures presented below essentially refer to the television business, APCom and the Buffetti Group.

Internet business sold for €950 million, capital gain of approximately €900 million; buyback successfully completed for €147.7 million

First-half consolidated revenues amount to €154.4 million,

posting underlying organic growth of 9.6%

Operating income of -€62.2 million (-€35.3 million for the first half of 2004) impacted by €22.3 million in digital terrestrial television start-up expenses

Net profit and cash positive financial position forecast for year-end 2005 following sale of internet business

Television unit: first half 2005 revenues up strongly (+20.7%), gross advertising revenue up 16.2% compared with the first half of 2004

LA7: growth in turnover (+35.1%) and audience figures (+15%); semester audience share at 2.6%, the best in years

MTV: overall gross advertising revenue up 9.4%; Italian-sourced advertising up 16% compared with the first half of 2004

Approximately 600,000 prepaid cards sold for football matches on digital terrestrial television by end of June 2005

Buffetti: improvements in operating income (+14.9%) and net debt, down to €18.5 million (from €24.2 million at year-end 2004)

Milan, July 22, 2005 – Today the Telecom Italia Media (Telecom Italia Group) Board of Directors, chaired by Riccardo Perissich, examined the Group’s preliminary first half 2005 results.

Telecom Italia Media Group preliminary first half 2005 results

The first-half 2005 results benefitted from operations undertaken as part of the Telecom Italia Group internet business restructuring plan, announced on April 4, 2005. On June 1, Telecom Italia Media completed the sale of its Virgilio and Tin.it businesses to Telecom Italia for an overall price of €950 million, and booked a capital gain of approximately €900 million. Also in June, the company completed a buyback of up to 10% of its ordinary and savings shares for a total outlay of €147.7 million.

First half 2005 revenues amounted to €154.4 million, slightly down (-1.6%) on the figure of €156.9 million posted for the first half of 2004. Organic growth corresponded to 9.6%, excluding the negative impact of changes to the consolidation area following the disposal of minor equity interests. The Television Unit posted revenue growth of 20.7%.

Profitability in the first half of 2005 was impacted by start-up costs for digital terrestrial television, which reduced operating income by €22.3 million (compared with a €3.4 million impact for the first half of 2004). In consequence, EBITDA for the period corresponded to -€43.2 million (-€22 million for the first quarter of 2004), while operating income amounted to -€62.2 million (-€35.3 million for the first half of 2004).

Investments rose 64.5% compared with the same period in 2004 to €23.2 million, including €13 million for rights acquisitions and €5.4 million for digital terrestrial development.

The net financial position at the end of June 2005 was a positive €609 million (compared with a €170.7 million negative financial position at December 31, 2004). The difference may predominantly be ascribed to €950 million in income for the sale of the internet unit to Telecom Italia, though this was partially offset by an outlay of €147.7 million for the share buyback, investments and other expenditure over the period.

MANAGEMENT OUTLOOK

After earning €950 million from the sale of its internet operations to Telecom Italia and booking a €900 million capital gain, the outlook for 2005 is for a positive result and an improvement in the company’s net financial position.

FIRST-HALF 2005 PRELIMINARY RESULTS BREAKDOWN BY BUSINESS UNIT

TELEVISION

Overall unit revenues rose 20.7% compared with the same period in 2004 to €79.8 million, (up from €66.1 million), driven by a 16.2% rise in gross advertising revenue compared with the first half of 2004. Operating income was equal to -€49.9 million (-€22.9 million for the first half of 2004), predominantly owing to higher costs and investments in content to promote audience growth, and to the digital terrestrial start-up operations mentioned earlier, which had a -€22.3 million impact on operating income (-€3.4 million for the first half of 2004). Excluding these items, operating income amounted to -€27.6 million (compared with -€19.5 million for the first half of 2004).

LA7 achieved impressive audience improvements, building on the successful response to the revised content plan implemented last autumn. Average progressive audience share for the first half of 2005 was equal to 2.6% (up 15% compared with the 2.27% figure registered for the first half of 2004); this was the best first half performance recorded in recent years. The audience share continues to register month-on-month grow, with new peaks registered in May (2.7%) and June (2.8%, equal to approximately 12 million contacts per day). Established shows and newcomers all performed well. LA7 is building its sports program schedule too, with new UEFA Cup international football, the 6 Nations rugby tournament, and the World Superbike Championship; the network’s sailing coverage continues to be a hit with viewers, following the broadcast of the first preliminary races for the America’s Cup in Valencia. Pay-per-view content on digital terrestrial (football, boxing and movies) continued to perform well: about 600,000 prepaid cards had been distributed by the end of June. As a result, revenues rose to €41.9 million, up 35.1% compared with €31 million for the first half of 2004, while gross advertising revenues amounted to €50.2 million (up 22.3% compared with the first half of 2004).

MTV Italia consolidated and strengthened its position on the Italian advertising market, confirming its status as the number one youth television brand with revenues of €41.6 million (up 12.8% compared with the same period in 2004) and gross advertising revenues of €39.9 million, up 9.4% on the first half of 2004. Italian advertising revenues performed particularly well, rising 16%. MTV Italia has bloomed into a multichannel, multimedia network spanning TV, the internet, satellite and live events, and has recently launched advanced content for mobile phones. The network’s free television market content and commercial position continue to be enhanced, while it expands onto new, non-traditional markets. Over the period, MTV proceeded with its rollout of new content and a new look (“blooming days”), as well as launching two new satellite channels (Nickelodeon and Paramount Comedy) and the “MTV on demand” interactive channel, where viewers can customize the music they watch.

OFFICE PRODUCTS (BUFFETTI)

First-half 2005 Unit revenues amounted to €71 million, essentially in line with the first half of 2004 (€71.5 million). The positive in profitability continued, as EBITDA rose 8.2% to €7.5 million (compared with €7 million for the first half of 2004), and operating income rose 14.9% to €5.3 million (€4.6 million for the first half of 2004). Net financial borrowings continued to decrease, from €24.2 million at December 31, 2004 to €18.5 million.

§§§

The preliminary first half 2005 results will be illustrated to the financial community during a conference call tomorrow, 25 July, starting at 11 a.m. Italian time. Journalists may listen to the presentation by calling +39 06 33485042. Journalists unable to listen live may access a recording of the presentation during the following 48 hours on +39 06 334843 (access code 83267#).

Media Relations

Telecom Italia Media Press Office

+ 39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 22th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer